SUNAMERICA FOCUSED ALPHA GROWTH FUND, INC.
RESPONSE TO ITEM 77 FOR THE CURRENT
FILING OF N-SAR (Period Ended December 31, 2007)


SUB ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of the shareholders of the Fund (the Meeting) was held on November 14, 2007, to approve a new subadvisory agreement among the Fund, AIG SunAmerica Asset Management
Corp. and Marsico Capital Management, LLC. The voting results of the Meeting to approve the new subadvisory agreement were as follows:


Shares Voted

For	8,546,887
Against	2,028,925
Abstain	249,735
Total	10,825,547